Exhibit 99.2

ANNUAL GENERAL MEETING APRIL 15, 2016 AGENDA AND EXPLANATORY NOTES

AGENDA

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF CNH INDUSTRIAL N.V. (THE “COMPANY”) TO BE HELD ON FRIDAY, APRIL 15, 2016 AT 9:00 A.M. CET AT RADISSON BLU HOTEL AMSTERDAM AIRPORT, BOEING AVENUE 2, 1119 PB SCHIPHOL-RIJK, THE NETHERLANDS

1.	OPENING

2.	ANNUAL REPORT 2015

a.	Application of the remuneration policy in 2015 (discussion only item)

b.	Policy on additions to reserves and on dividends (discussion only item)

c.	Adoption of the 2015 Annual Financial Statements (voting item)

d.	Determination and distribution of dividend (voting item)

e.	Release from liability of the executive directors and the non-executive directors of the Board (voting item)

3.	RE-APPOINTMENT OF THE EXECUTIVE DIRECTORS AND (RE-)APPOINTMENT OF THE NON-EXECUTIVE DIRECTORS

a.	Re-appointment of Sergio Marchionne (voting item)

b.	Re-appointment of Richard J. Tobin (voting item)

c.	Re-appointment of Mina Gerowin (voting item)

d.	Re-appointment of Léo W. Houle (voting item)

e.	Re-appointment of Peter Kalantzis (voting item)

f.	Re-appointment of John B. Lanaway (voting item)

g.	Re-appointment of Guido Tabellini (voting item)

h.	Re-appointment of Jacqueline A. Tammenoms Bakker (voting item)

i.	Re-appointment of Jacques Theurillat (voting item)

j.	Appointment of Suzanne Heywood (voting item)

k.	Appointment of Silke Scheiber (voting item)

4.	REPLACEMENT OF THE EXISTING DELEGATION TO THE BOARD OF DIRECTORS OF THE AUTHORITY TO ACQUIRE COMMON SHARES IN THE CAPITAL OF THE COMPANY (VOTING ITEM)

5.	AUTHORIZATION TO REDUCE THE ISSUED SHARE CAPITAL OF THE COMPANY BY CANCELLING UP TO 80 MILLION SPECIAL VOTING SHARES HELD IN TREASURY (VOTING ITEM)

6.	CLOSE OF MEETING

EXPLANATORY NOTES TO THE AGENDA

Item 1: Opening

The chairman of the meeting will open the Annual General Meeting of Shareholders.

Item 2: Annual Report 2015

2a Application of the remuneration in 2015 (discussion only item)

The director’s remuneration report for 2015 is contained in the Company’s Annual Report and complies with the Remuneration Policy adopted by the Shareholders at the Annual General Meeting held in 2014. For further details on the remuneration of the Company’s directors please refer to the “Remuneration of Directors” section of the Annual Report.

2b Policy on additions to reserves and on dividends (discussion only item)

Subject to the adoption of the 2015 Annual Financial Statements (inclusive of both Consolidated and Statutory Financial Statements) by the General Meeting of Shareholders (in accordance with article 21, paragraph 9, of the articles of association of the Company (“Articles of Association”)) and after the allocation of the relevant amount to the special voting shares dividend reserve (in accordance with article 22, paragraph 4, of the Articles of Association), the Board proposes to Shareholders to distribute a dividend in cash of EUR 0.13 per outstanding common share and to allocate the remaining amount of net profits of the Company to the Company’s retained earning reserve.

2c Adoption of the 2015 Annual Financial Statements (voting item)

The executive directors of the Company will give a presentation of the development of the business and results achieved in 2015. Further, the Report on Operations will be discussed, for which reference is made to the relevant sections of the Annual Report.

The Company’s 2015 Annual Financial Statements have been drawn up by the Board and audited by Ernst & Young Accountants LLP, the Netherlands, who have issued an unqualified opinion. It is proposed that the 2015 Annual Financial Statements are adopted by the Annual General Shareholders’ Meeting.

2d Determination and distribution of dividend (voting)

The Board of Directors recommends to Shareholders the distribution of a dividend of €0.13 per common share, totaling €177 million (equivalent to approximately $195 million translated at the exchange rate reported by the European Central Bank on February 26, 2016).

The record date for the dividend shall be April 26, 2016 and the outstanding common shares will be quoted ex-dividend from April 25, 2016. It is expected that the dividend will be paid on May 03, 2016 on the outstanding common shares.

2e Release from liability of the executive directors and the non-executive directors (voting)

The General Meeting of Shareholders is requested to release: (i) the executive directors from liability for their management insofar as such management is apparent from the financial statements or otherwise disclosed to the shareholders prior to the adoption of the annual accounts, and (ii) the non-executive directors from liability for their supervision insofar as such supervision is apparent from the financial statements or otherwise disclosed to the shareholders prior to the adoption of the annual accounts.

Item 3: Re-appointment of the executive directors and (re-) appointment of the non-executive directors

Pursuant to article 13, paragraph 3 of the Articles of Association, the term of office of the executive directors and the non-executive directors will expire on the day the first annual General Meeting of Shareholders is held in the following calendar year. Each executive director and each non-executive director may be re-appointed at any subsequent General Meeting of Shareholders. In light of the size of the Company, the complexity and specific characteristics of the segments in which it operates and the geographic spread of its business, the Board must be formed by persons with skills, experiences and cultures, both general and specific, acquired in an international environment, not only in relation to the capital goods industry but also with respect to general macroeconomics and market globalization issues. An adequate and diversified mix of skills, expertise, and gender are necessary prerequisites to achieve a Board having the appropriate collegial capabilities.

The composition of the Board should also be correctly balanced between executive directors, i.e. those who hold responsibility for the day-to-day management and are vested with executive powers, and non-executive directors. Finally, the presence of independent directors is essential in order to protect the interests of all shareholders and third parties. Mr. Elkann and Ms. Grieco informed the Company that, regretfully, due to their multiple roles as executive directors in other listed companies, they were not available for a further re-appointment. On the basis of the proposal made by the Governance and Sustainability Committee, the Board therefore proposes that the number of directors be confirmed at eleven, a number deemed appropriate for the effective functioning of the Board and its Committees, and, in view of the above mentioned factors, recommends the re-appointment of all the current members (other than Mr. Elkann and Ms. Grieco), and the appointment of Ms. Heywood and Ms. Scheiber. The Board deems that these two candidatures are fully aligned with the high professional profile of the Board, and its combination of different international professional skills and backgrounds. Both executive directors and all non-executive directors are eligible and have stated their willingness to accept either a re-appointment or an appointment as the case may be.

Pursuant to the Articles of Association, the new term of office of the directors will expire on the day of the first Annual General Meeting of Shareholders that will be held in 2017. The directors’ remuneration will comply with the Remuneration Policy adopted by the Shareholders at the Annual General Meeting held in 2014.

3a Re-appointment of Sergio Marchionne (voting)

3b Re-appointment of Richard J. Tobin (voting)

The Board believes that the contribution and performance of both executive directors seeking re-appointment at the Annual General Meeting of Shareholders continue to be effective, and that they each demonstrate commitment to their respective roles in the Company. Accordingly, the Board recommends to re-appoint Sergio Marchionne and Richard J. Tobin as executive directors.

The relevant biographical details and curriculum vitae of each nominee is available for inspection at the offices of the Company as well as on the Company’s website (www.cnhindustrial.com).

3c Re-appointment of Mina Gerowin (voting)

3d Re-appointment of Léo W. Houle (voting)

3e Re-appointment of Peter Kalantzis (voting)

3f Re-appointment of John B. Lanaway (voting)

3g Re-appointment of Guido Tabellini (voting)

3h Re-appointment of Jacqueline A. Tammenoms Bakker (voting)

3i Re-appointment of Jacques Theurillat (voting)

3j Appointment of Suzanne Heywood (voting)

3k Appointment of Silke Scheiber (voting)

The Board believes that the contribution and performance of the non-executive directors seeking re-appointment at the Annual General Meeting of Shareholders continue to be effective, and that they each demonstrate commitment to their respective roles in the Company. Accordingly, the Board recommends to re-appoint Mina Gerowin, Léo W. Houle, Peter Kalantzis, John B. Lanaway, Guido Tabellini, Jacqueline A. Tammenoms Bakker and Jacques Theurillat as non-executive directors. Furthermore, the Board believes that the Ms. Heywood and Ms. Scheiber candidatures are fully aligned with the high professional profile of the Board, and its combination of different international professional skills and backgrounds and therefore recommends their appointment.

The relevant biographical details and curriculum vitae of each nominee is available for inspection at the offices of the Company as well as on the Company’s website (www.cnhindustrial.com).

Item 4: Replacement of the existing delegation to the Board of Directors of the authority to acquire common shares in the capital of the Company (voting item)

The General Meeting of Shareholders granted the Board the authority to acquire common shares in its own capital through stock exchange trading or otherwise to a maximum of up to 10% of the issued common shares on April 15, 2015 for a period expiring on October 14, 2016.

On January 29, 2016, the Company announced its intention to launch a share buyback program (the “Program”). The Company anticipates that the Program will involve the repurchase from time to time of up to $300 million in common shares. The Program is intended to optimize the capital structure of the Company. The purchases under the Program are, until now, being carried out on the Italian Stock Exchange only, in compliance with applicable rules and regulations, and, in accordance with the existing authorization, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA minus 10% (minimum price).

Up-to-date details of the transactions occurred under the Program are available in the dedicated section on the corporate website (www.cnhindustrial.com).

In order to continue the Program, to maintain the necessary operating flexibility over an adequate time period and considering the fact that the current authorization expires on October 14, 2016, the Board presents a proposal to replace the resolution currently in force by a new authorization to acquire common shares in its own capital through stock exchange trading on the MTA and the NYSE for a period of 18 months from the date of the 2016 Annual General Meeting of Shareholders and therefore up to and including October 14, 2017, such in accordance with article 7 of the Articles of Association and in compliance with applicable rules and regulations.

The Board’s authority shall be limited to a maximum of up to 10% of the issued common shares on April 15, 2016 and, in compliance with applicable rules and regulations and subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) minus 10% (minimum price).

It is proposed to make the above mentioned authorization instrument available to the Board. However, for the avoidance of doubt, should the proposal be approved, such would place no obligation on the Company.

Item 5: Authorization to reduce the issued share capital of the Company by cancelling up to 80 million special voting shares held in treasury (voting item)

In connection with the Program and to continue to optimize the capital structure of the Company, the Board also requests the General Meeting of Shareholders for the general authorization to reduce the issued share capital of the Company, in accordance with article 8 of the Articles of Association and in compliance with applicable rules and regulations, by cancelling up to 80 million special voting shares held by the Company in treasury.

It is proposed that the cancellation of special voting shares and common shares held in treasury may be executed on one or more occasions and at such times as determined by the Board at its discretion. The Board will effect the cancellation of the special voting shares and/or the common shares (as the case may be) by depositing a declaration thereto at the trade register of the Dutch Chamber of Commerce. This declaration will state the number of special voting shares and/or the common shares (as the case may be) to be cancelled at that time.

Item 6: Close of meeting

The chairman of the meeting will close the Annual General Meeting of Shareholders. Final greetings.

THIS IS NOT A PROXY STATEMENT. THE COMMON SHARES AND SPECIAL VOTING SHARES OF CNH INDUSTRIAL N.V. ARE EXEMPT FROM THE PROXY RULES UNDER THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.